Exhibit K

Strictly Private and Confidential

18 July 2012

Our Ref: UCA-F-2012-0944

China Netcom Group Corporation (BVI) Limited

c/o China Unicom (Hong Kong) Limited

75th Floor, the Center,

99 Queen’s Road Central,

Hong Kong

Attention: Ms. Vivian Chan

Dear Sirs,

Re:    HKD6,500,000,000 5-Month Term Loan Facility

We, Industrial and Commercial Bank of China (Asia) Limited, are pleased to inform you that we hereby agree to provide the captioned loan facility to your esteemed company upon and subject to the following terms and conditions.

1.	Borrower	:	China Netcom Group Corporation (BVI) Limited (中国网通集团（BVI）有限公司)

2.	Lender	:	Industrial and Commercial Bank of China (Asia) Limited

3.	The Facility	:	5-month term loan facility of up to HKD6,500,000,000.00 (Hong Kong Dollars Six Billion and Five Hundred Million) (the “Facility”).

4.	Purpose	:	To finance the Borrower’s purchase of the shares in China Unicom (Hong Kong) Limited (“China Unicom”) and related expenses

5.	Final Repayment Date	:	five (5) months from the date of first drawing under the Facility (the “Final Repayment Date”).

6.	Availability Period	:	Subject to the satisfaction of the conditions precedent under Clause 17, the Facility shall be available for drawing during the period from the date of the Borrower’s acceptance of this facility letter (the “Acceptance Date”) up to the date falling 1 month after the Acceptance Date (the “Availability Period”).

7.	Drawdown	:

Subject to the satisfaction of the conditions precedent under Clause 17, the Borrower may, on any Business Day during the Availability Period, make one or more drawings in Hong Kong Dollars under the Facility provided that:

(a)     the Lender shall have received a duly signed notice of drawing substantially in the form set out in Appendix 1 hereto at least one (1) Business Day prior to the date of the intended drawing;

(b)     no drawing shall be made if, by making such drawing, the aggregate principal amount of all drawings outstanding under the Facility would exceed HKD6,500,000,000.00;

(c)     each drawing shall be in a minimum amount of HKD100,000,000; and

(d)     no Event of Default (as defined in Clause 21) and no event which, with the giving of notice and/or lapse of time and/or the making of any necessary determination under Clause 21, would constitute an Event of Default shall have occurred and be continuing and the representations and warranties set forth in Clause 18 below shall be true and accurate in all material respects as at the date of each drawing with reference to the facts and circumstances then subsisting.

Each notice of drawing once received by the Lender shall be irrevocable and the Borrower shall be bound to effect the drawing in accordance therewith.

Any balance of the Facility undrawn at the close of business on the last day of the Availability Period shall automatically be cancelled and no longer be available for drawing by the Borrower.

The aggregate principal amount advanced pursuant to the Facility and outstanding from time to time is hereinafter referred to as the “Loan”.

8.	Interest Rate	:	The rate of interest applicable to each drawing under the Facility shall be the rate per annum determined by the Lender to be 1.60% (the “Margin”) per annum over HIBOR for the applicable interest period.

“HIBOR” means, in relation to any relevant interest period, the rate appearing under the heading “HKAB HKD INTEREST SETTLEMENT RATES” on the Thomson Reuters Page “HKABHIBOR” (or, if Thomson Reuters Page “HKABHIBOR” is not available, the successor of such page) as being the rate per annum at which Hong Kong Dollars deposits are offered for a period equal or comparable to such interest period at or about 11:00 a.m. (Hong Kong time) on the first day of such interest period; if at the relevant time on any relevant day, such rate does not appear on the designated page as aforesaid or appears as zero, or if the relevant page is unavailable then HIBOR for the applicable interest period shall be the Lender’s Rate at or about 11:00 a.m. (Hong Kong time) on the first day of the relevant interest period.

“Lender’s Rate” means the rate per annum reflecting the cost of funding of the Lender as may be reasonably determined by the Lender from time to time provided that the Lender shall, promptly upon making such determination, provide a certificate to the Borrower confirming its cost of funding, where cost of funding means in relation to an interest rate determined by the Lender to be the rate per annum offered by the leading banks to it for deposit of a duration equivalent to or comparable to that relevant interest period.

9.	Interest Period	:

The Borrower may in its notice of drawing or (for the case of subsequent interest period of a drawing) by notice in writing delivered to the Lender no later than two (2) Business Days prior to the last day of the current interest period nominate an interest period of a duration of one (1) month, two (2) months or three (3) months provided that: -

(a)     in the absence of nomination by the Borrower, the interest period shall be deemed to be one (1) month;

(b)     the first interest period of each drawing shall commence on the date of drawing under the Facility and each subsequent interest period shall commence on the last day of the immediately preceding interest period;

(c)     any interest period which would otherwise extend beyond the Final Repayment Date shall end on the Final Repayment Date; and

(d)     if any interest period shall end on a day which is not a Business Day, such period shall end on the next succeeding Business Day, except that in the event that the next succeeding Business Day falls in the next calendar month, then such interest period shall end on the immediately preceding Business Day.

10.	Interest Payment & Calculation	:

Interest on each drawing under the Facility shall be payable in arrears at the end of each interest period applicable thereto and calculated on the basis of the actual number of days elapsed and in a year of 365 days.

The Lender shall provide to the Borrower a certificate confirming the amount and basis of calculation of each interest payment due.

The Lender’s certification and calculation of the rate of interest and the amount of interest shall (save for manifest error) be conclusive and binding on the Borrower.

11.	Arrangement Fee	:	The Borrower shall pay to the Lender an arrangement fee in the amount and at the time agreed in a fee letter to be entered into between the Borrower and the Lender (the “Fee Letter”).

12.	Commitment Fee	:	A commitment fee of 0.32% p.a., calculated on the daily undrawn balance of the Facility from the date falling 7 days after the first day of the Availability Period to the earlier of the last day of the Availability Period and the date on which the Facility is fully drawn shall be payable by the Borrower on the earlier of the last day of the Availability Period and the date on which the Facility is fully drawn.

13.	Repayment	:	The Loan shall be repaid by the Borrower in full on the Final Repayment Date.

14.	Prepayment	:

The Borrower may, by giving the Lender not less than ten (10) days’ prior written notice, prepay the whole or any part of the Loan (but, if any part, in a minimum amount of HKD50,000,000.00 and in integral multiples of HKD10,000,000.00).

The Loan may only be prepaid on the last day of an interest period which falls after the last day of the Availability Period.

Every notice of prepayment is irrevocable and any amount prepaid shall not be redrawn.

15.	Cancellation	:

The Borrower may, by giving the Lender not less than ten (10) days’ prior written notice, cancel the whole or any part of the Facility (but, if any part, in a minimum amount of HKD50,000,000.00 and in integral multiples of HKD10,000,000.00) on any Business Day during the Availability Period.

Each notice of cancellation is irrevocable. Amounts cancelled cannot be reinstated and shall not be available for further drawing.

16.	Payment Provisions	:

All payments of principal and interest and any other amounts due from the Borrower under this facility letter are to be made to the Lender in Hong Kong Dollars on the relevant due date to the Lender in same day funds.

All sums payable by the Borrower hereunder, whether of principal, interest or otherwise, shall be paid in full without set-off or counterclaim and free from any deduction or withholding. In the event that the Borrower is prohibited by law from making any payment hereunder free from deductions or withholdings, then the Borrower shall pay such additional amount to the Lender as may be necessary in order that the actual amount received after such deductions or withholdings shall be equal to the amount that would have been received as if such deductions or withholdings were not required.

17.	Conditions Precedent	:	The Facility is conditional upon the Lender’s receipt of the following documents to its satisfaction:

(a)     certified true copies of the Borrower’s certificate of incorporation, certificate of incorporation on change of name (if any), up-to-date memorandum and articles of association, certificate of incumbency and certificate of good standing;

(b)     certified true copy of the resolutions of the Borrower’s board of directors approving the acceptance of the terms of this facility letter and authorising a person or persons to execute this facility letter, the notice of drawing and any other notices or documents required in connection herewith or therewith, and the specimen signature(s) of such person(s);

(c)     the duplicate of this facility letter duly signed by the authorised person(s) of the Borrower;

(d)     annual audited consolidated account of the Borrower in respect of the financial year ended 31st December 2011;

(e)     Letter of Comfort duly executed by China United Network Communications Group Company Limited in the form agreed by the Lender;

(f)      duly executed Fee Letter; and

(g)     Hong Kong and British Virgin Islands (“BVI”) legal opinions satisfactory and acceptable to the Lender.

18.	Representations & Warranties	:

The Borrower represents and warrants to and for the benefit of the Lender that:

(a)     it is a company duly incorporated with limited liability and validly existing under the laws of the BVI;

(b)     it has the power to enter into, exercise its rights and perform and comply with its obligation under this facility letter;

(c)     it has taken all necessary corporate and other action to authorise the execution of this facility letter, the borrowing hereunder and the performance of its obligations under this facility letter;

(d)     subject to any general principles of law limiting its obligations set out in any legal opinions delivered pursuant to Clause 17(g), this facility letter constitutes the legal, valid and binding obligation of the Borrower enforceable in accordance with its terms;

(e)     the execution of this facility letter and the payment of all amounts payable or to become payable pursuant hereto and the performance by the Borrower of its obligations hereunder do not contravene any applicable law, regulation, by-law or similar enactment to which it is subject or any provision of its memorandum and articles of association or constitutional documents;

(f)      it has obtained all necessary consents, approvals or instrumentalities for the execution of this facility letter, the payment by the Borrower of all sums due and to become due under this facility letter and such approvals and consents as have been obtained by it remain in full force and effect (or in each case, will be when required);

(g)     its obligations hereunder rank at least pari passu with all its other direct or contingent unsecured and unsubordinated obligations except those liabilities and obligations mandatorily preferred by law and applicable to companies generally;

(h)     to the best of its knowledge and belief, no litigation, arbitration or administrative proceeding which are likely to be adversely determined is taking place or, to its knowledge, pending or threatened against it, China Netcom Corporation (BVI) Limited, China Unicom or any Subsidiaries of China Unicom (Borrower, China Netcom Corporation (BVI) Limited, China Unicom and Subsidiaries of China Unicom hereafter are referred as the “Unicom Group”) or any of its or their business or assets which, if adversely determined, would have a material adverse effect on its ability to perform its obligations under this facility letter;

(i)      no event or circumstance which constitutes or which with the giving of notice or lapse of time or both and/or, as the case may be, the making of determination under Clause 21, would constitute an Event of Default, or a default under any other agreement the occurrence of which would have a material adverse effect on its ability to perform its obligations under this facility letter, has occurred and is continuing; and

(j)      the audited annual consolidated accounts of the Borrower in respect of the financial year ended 31st December, 2011 as delivered to the Lender:

(i)      save as stated in the notes thereto, were prepared and audited in accordance with accounting principles, standards and practices generally accepted in the PRC and consistently applied and in accordance with the laws of the PRC; and

(ii)     together with those notes, give a true and fair view of the financial condition (including its operating results set out in the profit and loss account of such audited annual consolidated accounts) of it and its Subsidiaries as at that date and for the financial year then ended.

The Borrower also represents and warrants to and undertakes with the Lender that the foregoing representations and warranties (for the purpose of this clause, the representation and warranty under sub-clause (j) above shall refer to the latest financial statements then delivered to the Lender under Clause 19(a)) shall be deemed to be repeated by the Borrower on the date of each drawing and each interest payment date as if made with reference to the facts and circumstances existing on each such day.

19.	Covenants	:

The Borrower undertakes and covenants with the Lender that during the Availability Period and/or so long as the Loan or interest thereon or any other moneys payable by the Borrower under this facility letter remain outstanding, it shall:

(a)     provide to the Lender no later than 180 days after the end of each financial year, a copy of its audited and consolidated financial statements for that financial year; and (ii) no later than 120 days after the first half of each of its financial year, its interim unaudited and consolidated financial statements;

(b)     forthwith notify the Lender in writing of any litigation, arbitration or administrative proceedings which are brought against it or any member of the Unicom Group, or which, to its knowledge, is threatened which, if adversely determined, would have a material adverse effect on its ability to perform its obligations under this facility letter;

(c)     notify the Lender in writing as soon as it becomes aware of the same of any occurrence which would reasonably be expected to materially adversely affect its ability to perform its payment obligations under this facility letter and without prejudice to the generality of the foregoing, notify the Lender of any Event of Default or of any event which, with the giving of notice and/or the lapse of time and/or the Lender making any necessary determination under Clause 21, might constitute an Event of Default;

(d)     not, unless the Lender otherwise agrees in writing (such agreement not to be unreasonably withheld), merge or consolidate with any other entity (except with other member(s) of the Unicom Group and the Borrower being the surviving entity and where such merger or consolidation will not have a material adverse effect on its ability to perform its payment obligations under this facility letter) or take any step with a view to dissolution, liquidation or winding-up of the Borrower;

(e)     not, unless the Lender otherwise agrees in writing (such agreement not to be unreasonably withheld), make any material change in the nature of the business of the Unicom Group conducted at the date of this facility letter, but this shall not prevent any member of the Unicom Group engaging in any ancillary or related business;

(f)      not, unless the Lender otherwise agrees in writing, and procure none of the member of the Unicom Group, sell, transfer or otherwise dispose of all or any substantial part of the Unicom Group’s business or assets or revenues, except, at arm’s length, (1) where such disposal is in the ordinary course of the Unicom Group’s business, or, (2) in the case of disposal made by China Unicom and/or its Subsidiaries, the consideration received in relation to such disposal does not exceed 20% of the Consolidated Tangible Net Worth (as defined in Appendix 2 of this facility letter except the reference to “the Borrower” and “the Group” in such definition shall mean “China Unicom” and “China Unicom and its Subsidiaries” respectively for the purpose of this sub-clause only) and determined in accordance with China Unicom’s latest audited consolidated financial statements;

(g)     except for finance leases and hire purchase of the assets used in the ordinary course of the Unicom Group’s business, not, and procure none of the members of the Unicom Group shall, create or allow to exist (except in favour of the Lender) any mortgage, charge, pledge, lien, security interest or other encumbrance over the Unicom Group’s present or future assets, rights or revenues (including but not limited to the shares of China Unicom, the acquisition of which is financed by the Facility), provided that this sub-clause shall not apply if the aggregate amount or value of all mortgages, charges, pledges, liens, security interest or encumbrances created, made, granted, given or held liable by China Unicom and its Subsidiaries shall be less than HK$15,000,000,000.00;

(h)     procure that China Unicom maintains its listing status on The Stock Exchange of Hong Kong Limited and trading of its shares shall not be suspended for consecutively more than twenty-one (21) trading days;

(i)      not and procure none of the members of the Group (as defined in Appendix 2) shall, borrow or raise money or credit other than (1) the HK$1,000,000,000 5-month term loan facility to be entered into between the Borrower and Industrial and Commercial Bank of China (Macau) Limited and (2) money borrowed by the Borrower from China Netcom Corporation (BVI) Limited, provided that for the avoidance of doubt this sub-clause (i) shall not apply to China Unicom or its Subsidiaries;

(j)      not and procure none of the members of the Group shall, make any loans or advances (in whatever forms) to any person, or give any guarantee or otherwise become directly or indirectly liable for any indebtedness or liability of any person save for (1) those existing on the date of this facility letter (including without limitation existing loans made by the Borrower to China Unicom in January 2011) and (2) money lent by China Netcom Corporation (BVI) Limited to the Borrower, provided that for the avoidance of doubt this sub-clause (j) shall not apply to China Unicom or its Subsidiaries;

(k)     procure that it remains at all times a wholly-owned Subsidiary of China United Network Communications Group Company Limited;

(l)      apply all the proceeds of the Loan for the purpose as specified in Clause 4 and disclose relevant information regarding such application of proceeds and any relevant activities to the Lender promptly when such disclosure is allowed under the Listing Rules of The Stock Exchange of Hong Kong Limited; and

(m)    provide to the Lender such information regarding the financial and business conditions of the Borrower as the Lender may from time to time reasonably request, except to the extent that disclosure of such information would breach any law, regulations, stock exchange requirement or duty of confidentiality binding on the Borrower.

20.	Financial Undertaking	:

The Borrower undertakes that, from the date of this facility letter and so long as any moneys owing under this facility letter remains outstanding, it will ensure that its Consolidated Tangible Net Worth shall not at any time fall below RMB40,000,000,000.00.

All the accounting terms used in this clause shall be construed, calculated and determined by the Lender in accordance with the generally accepted accounting principles, standards and practices in the PRC, and the definitions set out in Appendix 2 of this facility letter.

21.	Events of Default	:

Each of the following shall be an Event of Default:

(a)     if the Borrower fails to pay any sum payable under this facility letter unless its failure to pay is caused by administrative or technical error; and payment is made within five (5) Business Days of its due date; or

(b)     if the financial undertaking as referred to in Clause 20 above is not complied with; or

(c)     if the Borrower fails to observe or perform any of its obligations or undertakings under this facility letter (other than those referred to in Clause 21(a) and (b) above) and, in the case of such failure being capable of being remedied, does not remedy such failure to the Lender’s satisfaction within twenty (20) Business Days after receipt of written notice from the Lender requiring the Borrower to remedy such failure or the Borrower’s becoming aware of the failure to comply; or

(d)     if any representation or warranty made or deemed made by the Borrower herein or which is contained in any certificate, statement or notice provided under or in connection with this facility letter proves to be incorrect in any material respect. No Event of Default under this paragraph (d) will occur if such incorrectness is capable of remedy and is remedied within 20 Business Days of the Lender giving notice to the Borrower requiring such remedy or the Borrower’s becoming aware of the failure to comply; or

(e)     if any financial indebtedness of the Borrower or any other member of the Unicom Group for borrowed money or otherwise is not paid when due nor within any applicable grace period or, by reason of a breach or default by the Borrower or any other member of the Unicom Group under the terms of any instrument evidencing such indebtedness, becomes due or capable of being declared due prior to the date when it would otherwise have become due. No Event of Default will occur under this paragraph (e) if the aggregate amount of such financial indebtedness and/or commitment is less than HKD200,000,000.00 or its equivalent in any other currency or currencies; or

(f)      if an encumbrancer takes possession or a receiver or other similar officer is appointed of the whole or any substantial part of the assets, rights or revenues of the Borrower, or a distress, execution, sequestration or other process is levied or enforced upon against any substantial part of the assets, rights or revenues of the Borrower and is not discharged within fourteen (14) days; or

(g)     if the Borrower stops or suspends payment of its debts or is unable to or admits inability to pay its debts as and when they fall due or become due or is deemed to be insolvent or proposes to enter or by reason of actual or anticipated financial difficulties enters into any composition or other arrangement for the benefit of its creditors generally, or proceedings are commenced in relation to the Borrower under any law, regulation or procedure relating to reconstruction or readjustment of debts; or

(h)     if the Borrower is adjudicated or found bankrupt or insolvent or any petition is presented or any proceeding is commenced by reason of actual or anticipated financial difficulties, or any order is made by any competent court or resolution is passed by the Borrower or analogous proceeding is taken for the winding-up or dissolution of the Borrower or for the appointment of a liquidator or trustee of the whole or any part of its assets, rights or revenues (but excluding, in each case, presentation of a petition or commencement of proceedings, in each case, made or initiated by a person which is not a member of the Unicom Group, which are frivolous or vexatious and which are discharged within 60 days); or

(i)      if the Borrower suspends or ceases or threatens to suspend or cease to carry on its business or transfers or otherwise disposes of a substantial part of its business or assets without the prior written consent of the Lender; or

(j)      if any event occurs or proceeding is taken with respect to the Borrower or any member of the Unicom Group in any jurisdiction to which it is subject which has an effect equivalent or similar to any of the Events of Default referred to in Clauses 21(f) to (i) above and such event is not expressly waived by the Lender; or

(k)     if there occurs a material adverse change in the financial conditions of the Borrower or the Unicom Group that would have a material adverse effect on the ability of the Borrower to perform and comply with its payment obligations under this facility letter.

The Lender may, without prejudice to any of the other rights, powers or remedies of the Lender, at once or at any time after the happening of an Event of Default which is continuing, by notice to the Borrower declare that the Loan and all accrued interest thereon and any other sums payable under the Facility or this facility letter have become due and payable, whereupon the same shall immediately become due and payable and the Facility shall terminate.

22.	Default Interest	:	Without prejudice to any of the other rights, powers and remedies of the Lender, the Borrower shall pay interest on any overdue amount accrued from the due date up to the date of payment at the aggregate rate of 2% per annum over the Margin and HIBOR as conclusively determined by the Lender from time to time for such unpaid sum. The interest amount arising on an overdue amount shall be compounded with the overdue amount at the end of each successive interest period as determined by the Lender and payable on demand.

The Lender shall provide to the Borrower a certificate setting forth the amount and basis of calculation due and payable by the Borrower from time to time under this facility letter.

23.	Taxes	:	All payments of principal, interest, fees and other expenses shall be made by the Borrower free and clear of taxes (except tax on overall net income of the Lender), levies, imposts, duties, or withholdings of any nature whatsoever. If such taxes, levies, imposts, duties or withholdings are required by law to be made by the Borrower, the amount of the payment due from the Borrower shall be increased to any amount which leaves an amount equal to the payment which would have been due if no such taxes, levies, imposts, duties or withholdings had been required.

24.	Change in Circumstances	:

(i) If the introduction, imposition or variation of any law, order, regulation or official directive or any change in the interpretation or application thereof makes it unlawful or impractical without breaching such law, order, regulation or official directive for the Lender to maintain, fund or give effect to its obligations under this facility letter, the Borrower shall, upon being notified and requested by the Lender, within a period of thirty (30) days or such earlier period as permitted under the applicable law, repay to the Lender the Loan made to the Borrower together with accrued interest and all other amounts due hereunder and the Facility shall be cancelled.

(ii) If the introduction, imposition or variation of any law, order, regulation or official directive, or any change in the interpretation or application thereof, or compliance with any request from any central bank or other fiscal, monetary or other authority increases the cost to the Lender of making or maintaining the Facility or the Loan or reduces the rate of the return from the Facility or on the Lender’s overall capital or the amount of any sum received or receivable by the Lender in respect of the Facility or the Loan or obliges the Lender to make any payment on, or calculated by reference to, the amount of any sum received or receivable by the Lender from the Borrower under this facility letter (collectively, the “Increased Cost”), then the Lender shall notify the Borrower of the event giving rise to the claim, and provide a certificate confirming the amount and basis of calculation of such Increased Cost. The Borrower shall forthwith pay such amounts to the Lender.

No Increased Cost is payable by the Borrower under paragraph 24(ii) where (i) such Increased Cost is claimed by the Lender on a day later than 2 months after the first date on which the Lender became (or, if earlier, could reasonably be expected to have become) aware of the relevant Increased Cost; or (ii) such Increased Cost is attributable to the breach by the Lender of any law or regulation.

25.	Market Disruption	:

If in relation to any interest period the Lender determines that:

(i)      by reason of circumstances affecting the Hong Kong interbank market generally, adequate and fair means do not exist for ascertaining the applicable interest rate for that interest period; or

(ii)     deposits in Hong Kong Dollars in the amount of the relevant drawing or the Loan and for a period comparable to that interest period are not available to the Lender from or in the Hong Kong interbank market or the HIBOR does not accurately reflect the current cost to the Lender of funding or maintaining the relevant part of the Loan or the relevant drawing for such period, the Lender shall promptly notify the Borrower accordingly. The Lender and the Borrower shall negotiate in good faith with a view of arriving within a period of 21 days at an acceptable alternative arrangement for determining a rate of interest for the Loan, failing which the Borrower may by giving notice to the Lender to prepay the Loan in full. If no alternative arrangement is agreed, the rate of interest applicable to such interest period shall be the Margin plus the Lender’s cost of funds.

26.	Expenses	:

The Borrower shall bear:

(i)      all the reasonable costs and expenses (including reasonable legal expenses, if any, and stamp or other duties, if any) incurred in connection with the negotiation, preparation, execution or amendment of this facility letter; and

(ii)     all the costs and expenses (including legal expenses) incurred in connection with the enforcement of, or the preservation of any rights under this facility letter, or arising out of the occurrence of an Event of Default.

27.	Indemnity	:

The Borrower shall fully indemnify the Lender from and against all reasonable claims, actions, demands, payments, proceedings, damages, losses, liabilities, indebtedness, obligations, costs, charges and expenses incurred by the Lender arising directly or indirectly from the failure of the Borrower to perform any of its obligations hereunder, or the failure by the Borrower to make a drawing after the notice of drawing has been given, or any prepayment of the Loan or part thereof made otherwise than on the last day of its interest period, or the occurrence or continuance of any Event of Default, provided that the Borrower shall not be liable to any such claims, actions, demands, payments, proceedings, damages, losses, liabilities, indebtedness, obligations, cost, charges and expenses if and to the extent that they are incurred or suffered as a result of any gross negligence or wilful misconduct of the Lender. The Borrower shall reimburse the same to the Lender forthwith on receipt of a certificate confirming the amount and basis of calculation of such amount.

The certificate of the Lender setting out the computation of, and basis for, any losses, costs, charges and expenses incurred by the Lender shall, in the absence of manifest error, be conclusive and binding on the Borrower.

28.	Notice	:	Except as otherwise provided herein, any notices or communications required or permitted to be given in connection with this facility letter shall be given in writing. Notices from one party to the other shall be deemed effective when given by fax or authenticated telex, or when delivered in person, or two days after being mailed by prepaid registered mail, or when given in any other form to which the Lender and the Borrower have each given their prior written consents provided that each original notice of drawing must be actually received by the Lender.

29.	Set-Off	:	While an Event of Default has occurred and is continuing, the Lender shall be entitled to exercise, at any time, its right of lien and its rights to set-off and combine the account(s) of the Borrower with it and apply any credit balance on any such account, in or towards satisfaction of all or any matured obligation due from the Borrower to the Lender hereunder and under or in relation to the Facility. The Lender shall promptly notify the Borrower of any such set-off.

30.	Assignment	:

This facility letter shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and assigns; provided that the Borrower may not assign any of its rights or obligations hereunder without the prior written consent of the Lender. The Lender may at any time transfer and/or assign all or any part of its commitment and/or rights and benefits under and in connection with the Facility to other financial institutions without the prior written consent of the Borrower. The Lender shall provide one (1) Business Day prior notice to the Borrower for the transfer or assignment.

The Lender may disclose to (i) any affiliate of the Lender, (ii) any professional and other adviser of the Lender bound by any confidentiality duty, (iii) any government agency or regulatory authority applicable to the Lender and (iv) any prospective successor or transferee or assignee for the purpose of that actual or prospective transfer or assignment such information about the Borrower, the Facility, this facility letter, such other documents and the transactions and dealings between the Lender and the Borrower in connection therewith as the Lender may consider appropriate; if the person to whom the information is to be given is under (iv), it has entered into a confidentiality undertaking, the form of which has been agreed in advance by the Borrower or is under a duty of confidentiality.

31.	No Waiver	:	No failure or delay by the Lender in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise or waiver of any such right or remedy preclude its further exercise or the exercise of any other right or remedy. The rights and remedies provided herein are cumulative and not exclusive of any rights or remedies provided by law. The rights of the Lender hereunder shall be in addition to and not in substitution for any lien, guarantee, indemnity, bill, note, mortgage, charge or other security or right which the Lender may now or hereafter hold.

32.	Miscellaneous	:

(1)     If any money payable hereunder is due on a day which is not a Business Day, such payment, subject to paragraph (6) below, shall be made on the immediately following Business Day in the same calendar month but if there is no such Business Day it shall be due on the preceding Business Day, and interest shall be adjusted accordingly.

(2)    “Business Day” in this facility letter means a day (other than a Saturday or Sunday) on which banks are open for general business in Hong Kong and Beijing.

(3)     The Lender is hereby irrevocably authorized by the Borrower to debit any one or more of the Borrower’s accounts maintained with the Lender any amount for payment of any sum due under this facility letter or in respect of the Facility.

(4)     Any determination as to whether any event, situation or circumstance is “material” or has a “material adverse effect” or “material adverse change” shall be made by the Lender in good faith.

(5)     If at any time any provisions hereof is or becomes illegal, invalid or unenforceable, the remaining provisions shall in no way be affected or impaired thereby.

(6)     If the Final Repayment Date would otherwise fall on a day which is not a Business Day, the Final Repayment Date shall be brought forward to the immediately preceding Business Day.

(7)     “PRC” means the People’s Republic of China and for the purpose of this facility letter, excludes Hong Kong (as defined in Clause 34), the Macau Special Administrative Region and Taiwan Region.

33.	Amendment	:	This facility letter may not be amended save in writing duly signed by the parties hereto.

34.	Governing Law & Jurisdiction	:

This facility letter shall be governed by the laws of Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and the Borrower shall submit to the non-exclusive jurisdiction of Hong Kong Courts.

The Borrower agrees that, when required by the Lender, it shall appoint a Hong Kong incorporated entity to be its agent to accept on behalf of the Borrower service of process issued by the Lender in relation to this facility letter. In the event of any action being commenced in relation to this facility letter, the Borrower agrees that the process by which such action is commenced shall be sufficiently served on the Borrower, and shall be deemed to have been so served, if addressed to the process agent and left at or sent by post to its address in Hong Kong.

We look forward to further strengthening the business relationship with your esteemed company and would be most grateful if you could signify the acceptance of this facility letter by signing and returning to us the duplicate of this facility letter. If no signed confirmation is received from you within one month from the date of this facility letter, the offer provided under this facility letter may be treated as cancelled at our absolute discretion.

Yours faithfully,
For and on behalf of
INDUSTRIAL AND COMMERCIAL
BANK OF CHINA (ASIA) LIMITED

/s/ Zong Jianxian /s/ Ng Leaman Che Wai
Authorised Signatory(ies)
Name:	Mr. Zong Jianxian / Mr. Ng Leaman Che Wai
Title:	Director & Deputy Chief Executive / Deputy Head of Loans Administration

We hereby agree to and accept the above terms and conditions as the Borrower.
For and on behalf of
CHINA NETCOM GROUP
CORPORATION (BVI) LIMITED

/s/ Zuo Feng
Authorised Signatory(ies)
Name:	Zuo Feng
Title:	Authorised Signatory
Date:	25 July 2012

Appendix 1

NOTICE OF DRAWING

Date:

Industrial and Commercial Bank of China (Asia) Limited

29/F ICBC Tower,

3 Garden Road,

Central,

Hong Kong

Attn: Ms. Shannen Chan / Ms. Jacqueline Zhu

Dear Sirs,

Re:	5-Month Term Loan Facility of HKD6,500,000,000

under the facility letter dated 18 July 2012 (the “Facility Letter”)

We refer to the Facility Letter and hereby:-

(a)	give you irrevocable notice that we wish to make, under the Facility Letter, a drawing of [HKD ] on for an interest period of month(s);

(b)	authorise you to arrange the proceeds of this drawing by crediting to the account [ ] with your bank;

(c)	certify that no Event of Default or other event which, with the giving of notice and/or the lapse of time, might constitute an Event of Default has occurred; and

(d)	confirm that the representations and warranties set out in Clause 18 of the Facility Letter are true and correct.

Expressions used herein shall have the meanings defined in the Facility Letter.

For and on behalf of

China Netcom Group Corporation (BVI) Limited

Authorized Signatory(ies)

Appendix 2

Definitions of Accounting Terms

For use in Clause 20 – Financial Undertakings, the following terms have the following meaning:

“Consolidated Tangible Net Worth” means at any time the aggregate of the amounts paid up or credited as paid up on the issued share capital of the Borrower (other than any redeemable shares) and the aggregate amount of the reserves of the Group including:

(1)	any amount credited to the share premium account;

(2)	any capital redemption reserve fund;

(3)	any balance standing to the credit of the consolidated profit and loss account of the Group excluding any declared dividend or other distribution to the Borrower’s shareholders; and

(4)	any amount attributable to minority interests,

but deducting:

(i)	any debit balance on the consolidated profit and loss account of the Group;

(ii)	(to the extent included) any amount shown in respect of goodwill (including goodwill arising only on consolidation) or other intangible assets of the Group, but, for the avoidance of doubt that leasehold land and land use rights being not classified as intangible assets;

(iii)	(to the extent included) any amount set aside for deferred taxation assets;

(iv)	(to the extent included) any changes in revaluation amounts of assets made at any time after 31st December 2011; and

(v)	any amount in respect of any dividend or distribution declared, recommended or made by the Group and to the extent such distribution is not provided for in the most recent financial statements,

and so that no amount shall be included or excluded more than once

“Group” means the Borrower and its Subsidiaries.

“Subsidiary” means any entity which is accounted for and consolidated in the audited consolidated accounts of another entity as a subsidiary pursuant to applicable law or generally accepted accounting principles.

All accounting expressions which are not otherwise defined herein shall be construed in accordance with generally accepted accounting principles, standards and practices in the PRC.